
January 30, 2015

Andriy Berezhnyy
President
Albero, Corp.
22 Mount Davys Rd.
Cullybackey, Ballymena
County Antrim, Northern Ireland BT421JH

> **Re: Albero, Corp.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2015**
> **File No. 333-201365**

Dear Mr. Berezhnyy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please tell us the basis for your determination that the company is not a "shell company" as defined in Rule 405 of the Securities Act or revise the disclosure in your prospectus to disclose your status as a shell company if you meet that definition.

Prospectus Summary, page 5

Albero, Corp., page 5

3. You disclose that you expect your operations to begin to generate revenues within 12 months of the completion of the offering. Disclose when you expect to breed the mare that you purchased in December, 2014, the expected gestation period for the offspring, and when you expect to be able to place the foal on the market. Alternatively, please disclose any additional plans the company has for generating revenue.

Risk Factors, page 6

4. We note that you presently have only one brood mare, and that the horse may be past prime breeding age. If material, please provide a risk factor that explains the risks associated with conducting your business with a small number of horses, and the risks of loss associated with breeding and caring for an older horse.

5. We note your disclosure on page 8 that your sole officer and director will only be devoting limited time to your operations, and that you do not have any other employees. Please explain who is undertaking the day to day care of the company's horse, and whether any arrangements have been made to care for the animal when Mr. Berezhnyy is absent. Quantify the costs of such care, as well as the costs of feeding and veterinarian services.

Use of Proceeds, page 11

6. Please revise the table on page 11 as well as the tables on pages 12 and 15 to include a column to account for the scenario in which the company is only able to sell 25% of the shares being offered.

Plan of Operation, page 14

7. Revise the disclosure in this section to explain the basis for your expectation that you will be able to:

    •   Purchase breeding horses for approximately $2,500-3750 that will produce offspring that you can sell for significantly higher amounts; and
    •   Lease a field for your horses for the twelve month period for $1,000.

8. Please quantify the costs of feeding, breeding, and veterinary care for one or more horses for the next twelve month period and explain how you expect to sustain those costs.

9. Disclose the amount of time that you expect to elapse between identification and purchase of a brood mare and sale of a viable foal.

Description of Business, page 17

10. We note your disclosure that you expect to purchase up to 16 horses with the proceeds of the offering at a cost of $12,000 per horse. Please reconcile this amount with the maximum proceeds amount of $83,000 or clarify that you do not intend to buy the high category horses that you reference in this section.

11. Revise to explain the breeding record of the horse you presently own.

12. Revise the disclosure concerning your sole officer and director to more clearly explain the relationships he has with horse dealers and his familiarity with the auction process. Explain what experience he has buying, selling and breeding horses.

13. We note that your offices appear to be located at the same address as Mr. Berezhnyy's employer, Ferguson Racing Company. Please disclose what the arrangements are for the company to share the address.

Exhibits, page 41

14. Please file the subscription agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett (202) 551-3381, or Melissa Raminpour at (202)551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief